United States securities and exchange commission logo





                            December 8, 2020

       Borisi Alborovi
       President
       Medicale Corp.
       Otar Lortkifanidze 16
       Tbilisi, Georgia, 0114

                                                        Re: Medicale Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed November 12,
2020
                                                            File No. 333-250025

       Dear Mr. Alborovi:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed November 12, 2020

       Prospectus Summary
       Our Business, page 3

   1. We note your statement that you have purchased an operative website with a news blog.
                                                        Please revise your
disclosure to clarify whether you purchased an existing website or whether you purchased a
domain name and created a website. If you purchased an existing website, please
disclose the previous operator of that website.
   2. We note your statements here and in Description of Our Business that you anticipate offering your products
at a 15-20% mark-up from your cost to acquire the products. Please revise your disclosure
to discuss whether you have an established wholesale source of supply for your
products.
 Borisi Alborovi
FirstName  LastNameBorisi Alborovi
Medicale Corp.
Comapany8,
December   NameMedicale
             2020        Corp.
December
Page 2    8, 2020 Page 2
FirstName LastName
Risk Factors
Market for penny stocks has suffered in recent years from patterns of fraud and abuse, page 11

3. We note your citation of SEC Release No. 34-29093 stating that the market for penny stocks has suffered in recent years from patterns of fraud and abuse. We further note that
         SEC Release No. 34-29093 dates from 1991. Please revise your disclosure to discuss more recent trends in the penny stock market.
Dilution, page 17

4. In your dilution calculations pursuant to Item 506 of Regulation S-K, please use net offering proceeds rather than gross offering proceeds. We note that
Item 13 on page II-1
         indicates that you expect to incur offering costs of $11, 011. Also, please use net tangible book value per share, as instructed by Item 506 of Regulation S-K. It appears net tangible book value is ($.004), after deducting intangible assets. Please advise or revise as necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operation, page 22

5. We note your statement that Mr. Borisi Alborovi has agreed to loan you funds to implement your business plan. Please update your disclosure to clarify whether this agreement has been documented in writing. If so, please file the written agreement as an exhibit to your registration statement. Please also disclose the amount of funds that Mr.
         Alborovi has agreed to lend to you to implement your business plan. Liquidity and Capital Resources, page 23

6. We note your statement that if you raise 25% of the money from this offering, you believe it will fund operations for approximately three months. Elsewhere in the document, you state that $25,000 (25% of this offering) would be enough to support your operations for one year. Please reconcile the inconsistency in your disclosure. Financial Statements
Note 5     Intangible Assets , page F-9

7. Please provide the disclosures required by ASC 350-30-50, including the amortization period for your website intangible asset and the estimated aggregate amortization expense for each of the five succeeding fiscal years.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Borisi Alborovi
Medicale Corp.
December 8, 2020
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.



FirstName LastNameBorisi Alborovi                          Sincerely,
Comapany NameMedicale Corp.
                                                           Division of
Corporation Finance
December 8, 2020 Page 3                                    Office of Life
Sciences
FirstName LastName